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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Pacific Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

69422R 10 5
(CUSIP Number)

Jeffrey A. Welikson
Vice President and Corporate Secretary
Lehman Brothers Holdings Inc.
399 Park Avenue, 11th Floor
New York, NY 10022
(212) 526-0858
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Holdings Inc. 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 7,318,202*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 7,318,202*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,318,202*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 24.2%**

14.	Type of Reporting Person (See Instructions) HC/CO

*
Based on 7,318,202 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D).

**
Based on 19,158,747 Common Units, 604,566 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2005 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

  CUSIP No.    69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Merchant Banking Associates III LLC 87-0726813

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 907,211*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 907,211*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 907,211*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%**

14.	Type of Reporting Person (See Instructions) OO

*
Based on 907,211 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D).

**
Based on 19,158,747 Common Units, 604,566 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2005 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

  CUSIP No.    69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Inc. 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 6,410,996*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 6,410,996*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,410,996*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%**

14.	Type of Reporting Person (See Instructions) BD/CO

*
Based on 6,410,996 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D).

**
Based on 19,158,747 Common Units, 604,566 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2005 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

CUSIP No.    69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB I Group Inc. 13-2741778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 6,410,996*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 6,410,996*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,410,996*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%**

14.	Type of Reporting Person (See Instructions) HC/CO

*
Based on 6,410,996 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D).

**
Based on 19,158,747 Common Units, 604,566 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2005 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

  CUSIP No.    69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB Pacific GP, LLC 35-2247534

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 10,465,000*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 10,465,000*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 34.6%**

14.	Type of Reporting Person (See Instructions) OO

*
Based on 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D).

**
Based on 19,158,747 Common Units, 604,566 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2005 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

  CUSIP No.    69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB Pacific, LP 35-2247536

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 10,465,000*
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 10,465,000*

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 34.6%**

14.	Type of Reporting Person (See Instructions) PN

*
Based on 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D).

**
Based on 19,158,747 Common Units, 604,566 General Partner Interests and 10,465,000 Subordinated Units (converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2005 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

        This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the Reporting Persons as an amendment to the initial statement on Schedule 13D (the "Original Schedule 13D") as filed with the Securities and Exchange Commission on March 14, 2005. This Amendment is filed in connection with a purchase agreement whereby on March 21, 2005, (a) LB I Group sold and First Reserve Pacific Holdings AIV, L.P. (an unaffiliated third party) purchased, a 30.1% membership interest in Buyer GP and a 30.0% limited partner interest in Buyer and (b) LB I Group sold and Lehman Sidecar I LLC ("Lehman Sidecar") purchased, an 8.7% membership interest in Buyer GP and an 8.7% limited partner interest in Buyer (the "First Reserve Purchase Agreement").

        Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background

        Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

        This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

  Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings")
  745 Seventh Avenue
  New York, NY

        Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate government and high-net worth clients. Holdings is the direct 100% parent of Lehman Brothers Merchant Banking Associates III LLC and Lehman Brothers Inc.

  Lehman Brothers Merchant Banking Associates III LLC, a Delaware limited liability company ("LBMB")
  745 Seventh Avenue
  New York, NY

        LBMB is a wholly-owned subsidiary of Holdings and the manager of the Lehman Sidecar, which owns an 8.7% limited partner interest in Buyer and an 8.7% membership interest in Buyer GP, which interests were acquired from LB I Group as described in Item 6 below pursuant to the First Reserve Purchase Agreement. LBMB disclaims beneficial ownership of the Subordinated Units owned indirectly by Lehman Sidecar.

  Lehman Brothers Inc., a Delaware corporation ("LBI")
  745 Seventh Avenue
  New York, NY 10019

        LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings and the direct 100% parent of LB I Group, Inc.

  LB I Group Inc., a Delaware corporation ("LB I Group")
  745 Seventh Avenue
  New York, NY 10019

        LB I Group is a wholly-owned subsidiary of LBI and owns a 61.2% limited partner interest in Buyer and a 61.3% membership interest in Buyer GP.

  LB Pacific GP, LLC, a Delaware limited liability company ("Buyer GP")
  c/o Lehman Brothers Inc.
  399 Park Avenue, 9th Floor
  New York, NY 10022

        Buyer GP was formed to act as the general partner of the Buyer and owns a 0.1% general partner interest in the Buyer.

  LB Pacific, LP, a Delaware limited partnership (the "Buyer")
  c/o Lehman Brothers Inc.
  399 Park Avenue, 9th Floor
  New York, NY 10022

        The Buyer was formed to purchase the general partner of the Issuer.

        Each of Holdings, LBMB, LBI, LB I Group, Buyer GP and Buyer are together referred to as the "Reporting Persons." The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit E (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

        Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

        None of the Reporting Persons nor, to the best of any Reporting Person's knowledge, none of the persons listed on Schedule A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a)
-(b)  Holdings does not directly own any securities of the Issuer. Holdings is the sole stockholder of LBI and the sole member of LBMB. LBMB is the manager of Lehman Sidecar but does not own any equity in Lehman Sidecar. Lehman Sidecar owns an 8.7% membership interest in Buyer GP and an 8.7% limited partner interest in Buyer. LBI is the sole stockholder of LB I Group, which owns a 61.3% membership interest in Buyer GP and a 61.2% limited partner interest in Buyer. Buyer GP is the general partner of Buyer. Holdings may be deemed to possess voting and dispositive powers with respect to 69.9% of the Subordinated Units directly held by Buyer which is an aggregate of 7,318,202 Subordinated Units (24.2%).

LBMB does not directly own any securities of the Issuer. LBMB is the manager of Lehman Sidecar but does not own any equity in Lehman Sidecar. Lehman Sidecar owns an 8.7% membership interest in Buyer GP and an 8.7% limited partner interest in Buyer. LBMB may be deemed to possess voting and dispositive powers with respect to 8.7% of the Subordinated Units directly held by Buyer which is an aggregate of 907,211 Subordinated Units (3.0%). LBMB disclaims beneficial ownership of the Subordinated Units owned indirectly by Lehman Sidecar.

LBI does not directly own any securities of the Issuer. LBI is the sole stockholder of LB I Group, which owns a 61.3% membership interest in Buyer GP and a 61.2% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LBI may be deemed to possess voting and dispositive powers with respect to 61.3% of the Subordinated Units directly held by Buyer which is an aggregate of 6,410,996 Subordinated Units (21.2%).

LB I Group does not directly own any securities of the Issuer. LB I Group owns a 61.3% membership interest in Buyer GP and a 61.2% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LB I Group may be deemed to possess voting and dispositive powers with respect to 61.3% of the Subordinated Units directly held by Buyer which is an aggregate of 6,410,996 Subordinated Units (21.2%).

Buyer GP does not directly own any securities of the Issuer. Buyer GP is the sole general partner of Buyer. Buyer GP may be deemed to possess voting and dispositive powers with respect to all of the Subordinated Units directly held by Buyer which is an aggregate of 10,465,000 Subordinated Units (34.6%).

Buyer directly owns an aggregate of 10,465,000 Subordinated Units which convert into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement. Such units represent 34.6% of the outstanding Common Units of the Issuer based on 19,158,747 Common Units, 604,566 General Partner Interests and 10,465,000 Subordinated Units outstanding as of February 28, 2005 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2004.

To the knowledge of the Reporting Persons, no person listed on Schedule A beneficially owns any Common Units, General Partner Interests or Subordinated Units.

(c)
No transactions in Common Units were effected by the Reporting Persons, or to their knowledge, by any of the persons listed on Schedule A hereto, during the past sixty days other than as reported herein and in the Original Schedule 13D.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and the Lenders, under certain conditions set forth in the Credit Agreement, has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Subordinated Units owned by the Reporting Persons.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 of the Original Schedule 13D is hereby amended to add the following agreements thereto:

First Reserve Purchase Agreement

        The First Reserve Purchase Agreement is filed as an exhibit to this Amendment and is incorporated by reference herein and the description set forth in the introductory paragraph of this Amendment is qualified in its entirety by reference thereto.

Amended and Restated Joint Filing Agreement

        The Reporting Persons have entered into the Amended and Restated Joint Filing Agreement (to add LBMB as a party thereto) dated the date hereof, a copy of which is filed with this Amendment (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 7. Material to Be Filed as Exhibits

        Item 7 of the Original Schedule 13D is hereby amended to add the following Exhibit D and Exhibit E thereto:

        Exhibit D—First Reserve Purchase Agreement*

        Exhibit E—Amended and Restated Joint Filing Agreement*

*
Filed herewith.

Signature

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 31, 2005

LEHMAN BROTHERS HOLDINGS INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Vice President
LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III LLC
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LEHMAN BROTHERS INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Senior Vice President
LB I GROUP INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LB PACIFIC GP LLC
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LB PACIFIC LP
By:	LB Pacific Energy GP, LLC, Its General Partner
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory

SCHEDULE A

        Schedule A of the Original Schedule 13D is hereby amended to read in its entirety as follows:

LEHMAN BROTHERS HOLDINGS INC.
BOARD OF DIRECTORS

Name/Title	Business Address
Michael L. Ainslie Private Investor and former President and Chief Executive Officer of Sotheby's Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
John F. Akers Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Roger S. Berlind Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Thomas H. Cruikshank Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Marsha Johnson Evans President of American Red Cross	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Richard S. Fuld, Jr. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Sir Christopher Gent Non-Executive Deputy Chairman of GlaxoSmithKline plc	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Henry Kaufman President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
John D. Macomber Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Dina Merrill Director and Vice Chairman of RKO Pictures, Inc. and Actress	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.
EXECUTIVE OFFICERS

Name/Title	Business Address
Richard S. Fuld, Jr. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Jonathan E. Beyman Chief of Operations and Technology	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
David Goldfarb Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Joseph M. Gregory President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Christopher O'Meara Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Thomas A. Russo Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All above individuals are citizens of the United States.

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III LLC
MANAGER

Sole member managed by Lehman Brothers Holdings Inc.

EXECUTIVE OFFICERS

Name/Title	Business Address
Charles Ayres President	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Alan Washkowitz Vice President	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
E. Daniel James Vice President	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
David Morse Vice President	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Javier Banon Vice President	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

Joe Cohen Vice President	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Joshua L. Collins Vice President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Christopher Manning Vice President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
David Wilmott Vice President	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Murat Erkurt Vice President	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.
BOARD OF DIRECTORS

Name/Title	Business Address
Thomas A. Cruikshank Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, New York 10019
Howard L. Clark, Jr. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Frederick Frank Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Richard S. Fuld, Jr. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Harvey M. Krueger Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.
EXECUTIVE OFFICERS

Name/Title	Business Address
Richard S. Fuld, Jr. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
David Goldfarb Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Joseph M. Gregory President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Jonathan E. Beyman Chief of Operations and Technology	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Christopher O'Meara Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
Thomas A. Russo Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

        All above individuals are citizens of the United States.

LB I GROUP INC.
BOARD OF DIRECTORS

Name/Title	Business Address
Edward S. Grieb	745 Seventh Avenue New York, NY 10019
Christopher M. O'Meara	745 Seventh Avenue New York, NY 10019

EXECUTIVE OFFICERS

Name/Title	Business Address
Thomas Banahan Managing Director	745 Seventh Avenue New York, NY 10019
Steven L. Berkenfeld Managing Director	745 Seventh Avenue New York, NY 10019
Thomas E. Bernard Managing Director	745 Seventh Avenue New York, NY 10019
Michael I. Brill Senior Vice President	745 Seventh Avenue New York, NY 10019

Michael S. Castleman Managing Director	745 Seventh Avenue New York, NY 10019
James R. Emmert Managing Director	745 Seventh Avenue New York, NY 10019
Edward S. Grieb Managing Director	745 Seventh Avenue New York, NY 10019
Robert G. Hedlund III Managing Director	745 Seventh Avenue New York, NY 10019
Ruth E. Horowitz Managing Director	745 Seventh Avenue New York, NY 10019
William J. Hughes Managing Director	745 Seventh Avenue New York, NY 10019
Alex Kirk Managing Director	745 Seventh Avenue New York, NY 10019
Henry Klein Managing Director	745 Seventh Avenue New York, NY 10019
William E. Lighten Managing Director	745 Seventh Avenue New York, NY 10019
Kurt A. Locher Managing Director	745 Seventh Avenue New York, NY 10019
Edward B. McGeough Managing Director	745 Seventh Avenue New York, NY 10019
Raymond C. Mikulich Managing Director	745 Seventh Avenue New York, NY 10019
Michael J. Odrich Managing Director	745 Seventh Avenue New York, NY 10019
Robert D. Redmond Managing Director	745 Seventh Avenue New York, NY 10019
James P. Seery Managing Director	745 Seventh Avenue New York, NY 10019
Dexter F. Senft Managing Director	745 Seventh Avenue New York, NY 10019
Brian P. Wade Managing Director	745 Seventh Avenue New York, NY 10019
Jarett Wait Managing Director	745 Seventh Avenue New York, NY 10019
Mark A. Walsh Managing Director	745 Seventh Avenue New York, NY 10019
Alan Washkowitz Managing Director	745 Seventh Avenue New York, NY 10019

Jeffrey S. Wecker Managing Director	745 Seventh Avenue New York, NY 10019
Murat Erkurt Controller	745 Seventh Avenue New York, NY 10019
Murat Erkurt Senior Vice President	745 Seventh Avenue New York, NY 10019
Anthony F. Felella Senior Vice President	745 Seventh Avenue New York, NY 10019
Gerard Fox Senior Vice President	745 Seventh Avenue New York, NY 10019
Kevin R. Genirs Senior Vice President	745 Seventh Avenue New York, NY 10019
Fred E. Steinberg Senior Vice President	745 Seventh Avenue New York, NY 10019

        Above individuals are citizens of the United States.

LB PACIFIC LP
GENERAL PARTNER

Name/Title	Business Address
LB Pacific GP, LLC	399 Park Avenue, 9th Floor New York, NY 10022

LB PACIFIC GP, LLC
BOARD OF DIRECTORS

Name/Title	Business Address
Christopher R. Manning President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor, New York, NY 10022
Joshua L. Collins Vice President, Secretary	Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Jeffrey C. Weber Vice President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022

OFFICERS

Name/Title	Business Address
Christopher R. Manning President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor, New York, NY 10022

Joshua L. Collins Vice President, Secretary	Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Jeffrey C. Weber Vice President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Fred E. Steinberg Vice President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor, New York, NY 10022
Deborah Nordell Vice President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor New York, NY 10022
Alyson I. Goldfarb Vice President	Lehman Brothers Inc. 399 Park Avenue, 9th Floor, New York, NY 10022

        All of the above individuals are citizens and residents of the United States.

SCHEDULE B

        LBI has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by LBI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to LBI's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

Exhibit D

PURCHASE AGREEMENT

by and among

FIRST RESERVE PACIFIC HOLDINGS AIV, L.P.,

LEHMAN SIDECAR I, LLC

and

LB I GROUP INC.

Dated as of March 21, 2005

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SCHEDULES

Schedule A	Schedule of Purchases and Sales
Schedule 3.8	Capitalization

EXHIBITS

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Incentive Compensation Plan
Exhibit C	Form of Restated LB Pacific LP Agreement
Exhibit D	Form of Restated LB Pacific GP LLC Agreement

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PURCHASE AGREEMENT

        PURCHASE AGREEMENT (this "Agreement"), dated as of March 21, 2005, is by and among FIRST RESERVE PACIFIC HOLDINGS AIV, L.P., a Delaware limited partnership ("FRC"), LEHMAN SIDECAR I, LLC, a Delaware limited liability company ("Sidecar"; each of Sidecar and FRC being sometimes referred to individually as "Buyer" and collectively as "Buyers"), and LB I Group Inc., a Delaware corporation ("Seller").

W I T N E S S E T H:

        WHEREAS, LB Pacific, LP, a Delaware limited partnership ("LB Pacific"), was formed in October 2004 by LB Pacific GP, LLC, a Delaware limited liability company ("LB Pacific GP"), as general partner of LB Pacific;

        WHEREAS, LB Pacific was formed for the purpose of acquiring (the "Acquisition") from PPS Holding Company, a Delaware corporation ("PPS"), all of the equity interests in the general partner (the "MLP GP") of Pacific Energy Partners, L.P., a publicly-traded master limited partnership formed under the laws of Delaware ("PPX") engaged principally in the business of owning and operating crude oil transportation, marine terminal and storage assets, pursuant to the terms and conditions of the Purchase and Sale Agreement, dated October 29, 2004, as amended, by and among PPS, The Anschutz Corporation and LB Pacific;

        WHEREAS, the Acquisition was consummated on March 3, 2005, resulting in LB Pacific owning, directly or indirectly, all of the equity of the MLP GP;

        WHEREAS, Seller owns all of the outstanding limited partnership interests ("Units") in LB Pacific pursuant to the terms of the First Amended and Restated Limited Partnership Agreement of LB Pacific, LP, as amended (the "LB Pacific Agreement");

        WHEREAS, Seller owns all of the outstanding membership interests ("Shares") in LB Pacific GP, pursuant to the terms of the First Amended and Restated Limited Liability Company Agreement of LB Pacific GP, LLC, as amended (the "LB Pacific GP Agreement"); and

        WHEREAS, each Buyer desires to purchase from Seller, and Seller desires to sell to each Buyer, a certain number of Units of LB Pacific and Shares of LB Pacific GP, respectively, and Buyers and Seller desire to enter into amendments to the LB Pacific Agreement and the LB Pacific GP Agreement, all upon the terms and conditions hereinafter set forth.

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

        As used in this Agreement, the following terms will have the respective meanings set forth below:

        "Acquisition" has the meaning set forth in the Recitals.

        "Affiliate" means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For the purposes of this Agreement, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Bill of Sale" means a bill of sale in the form attached hereto as Exhibit A.

        "Buyer Indemnitee" has the meaning set forth in Section 9.2 hereof.

        "Citicorp Lien" means the Lien on the Subordinated Units granted to Citicorp North America, Inc., as collateral agent, pursuant to that certain Pledge and Security Agreement, dated as of March 3, 2005, between LB Pacific and Citicorp North America, Inc., as collateral agent.

        "Claims" means any litigation, proceeding (arbitral or otherwise), claim, action, suit, audit, judgment, decree, settlement, rule or order or investigation of any nature.

        "Closing" has the meaning set forth in Section 2.3 hereof.

        "Closing Date" has the meaning set forth in Section 2.3 hereof.

        "Credit Agreement" means the Credit and Guaranty Agreement, dated as of March 3, 2005, among LB Pacific, various lenders and Citicorp North America, Inc., as Administrative Agent and Collateral Agent, Lehman Commercial Paper Inc., as Syndication Agent, and Citigroup Global Markets Inc., as Sole Lead Arranger and Sole Bookrunner.

        "Governmental Authority" means any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

        "Incentive Compensation Plan" means the plan reflected in Exhibit B attached hereto, which is hereby incorporated by reference.

        "Indemnified Party" has the meaning set forth in Section 9.4(a) hereof.

        "Indemnifying Party" has the meaning set forth in Section 9.4(a) hereof.

        "Laws" means any law (including common law), statute, rule, regulation, ordinance, code, directive, writ, injunction, settlement, permit, license, decree, judgment or order of any Governmental Authority.

        "LB Pacific" has the meaning set forth in the Recitals.

        "LB Pacific Agreement" has the meaning set forth in the Recitals.

        "LB Pacific GP" has the meaning set forth in the Recitals.

        "LB Pacific GP Agreement" has the meaning set forth in the Recitals.

        "Liens" means all mortgages, deeds of trust, collateral assignments, security interests, charges, options, rights of refusal, preemptive rights, claims, restrictions (whether on voting, sale, transfer, disposition, or otherwise), easements, UCC financing statements, conditional or other sales agreements, liens, pledges, hypothecations, and other encumbrances on the Units or Shares, as applicable, whether imposed by Law, agreement, understanding or otherwise.

        "Losses" means damages, losses, diminution in value, deficiencies, liabilities (including strict liability), obligations, fines, costs and expenses.

        "MLP GP" has the meaning set forth in the Recitals.

        "Notices" has the meaning set forth in Section 10.3 hereof.

        "Offered Interests" has the meaning set forth in Section 6.2 hereof.

        "Offered Interests Notice" has the meaning set forth in Section 6.2 hereof.

        "Offer Period" has the meaning set forth in Section 6.2 hereof.

        "PPS" has the meaning set forth in the Recitals.

        "PPX" has the meaning set forth in the Recitals.

        "Person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a limited liability company, a group, a Governmental Authority, and any other person or entity.

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        "Restated LB Pacific LP Agreement" means the Second Amended and Restated Limited Partnership Agreement of LB Pacific, LP in the form attached as Exhibit C hereto.

        "Restated LB Pacific GP LLC Agreement" means the Second Amended and Restated Limited Liability Company Agreement of LB Pacific GP, LLC in the form attached as Exhibit D hereto.

        "SEC" has the meaning set forth in Section 4.6 hereof.

        "Securities Act" has the meaning set forth in Section 5.2 hereof.

        "Seller Indemnitee" has the meaning set forth in Section 9.3 hereof.

        "Shares" has the meaning set forth in the Recitals.

        "Strategic Group" has the meaning set forth in Section 6.2 hereof.

        "Strategic Group Investment" has the meaning set forth in Section 6.2 hereof.

        "Subordinated Units" means the 10,465,000 subordinated limited partnership units owned as of the date hereof by LB Pacific and representing subordinated limited partner interests in PPX.

        "Transaction Documents" shall mean this Agreement and each agreement, instrument or document, other than the Incentive Compensation Plan, attached hereto as an Exhibit or otherwise to be delivered at Closing as contemplated by this Agreement.

        "Transactions" means the transactions contemplated by this Agreement and the other Transaction Documents.

        "Transaction Expenses" has the meaning set forth in Section 10.1 hereof.

        "Units" has the meaning set forth in the Recitals.

ARTICLE II
PURCHASE AND SALE OF UNITS AND SHARES

        Section 2.1 Purchase and Sale of Units of LB Pacific. Upon the terms and provisions of this Agreement, each Buyer agrees to purchase and accept delivery from Seller of, and Seller agrees to sell, assign, transfer and deliver to each Buyer, at the Closing provided for in Section 2.3, the number of Units of LB Pacific set forth in Schedule A hereto opposite each Buyer's name and for the cash consideration set forth opposite each Buyer's name in Schedule A, free and clear of all Liens, claims, charges, restrictions or encumbrances of any kind.

        Section 2.2 Purchase and Sale of Shares of LB Pacific GP. Upon the terms and provisions of this Agreement, each Buyer agrees to purchase and accept delivery from Seller of, and Seller agrees to sell, assign, transfer and deliver to each Buyer, at the Closing provided for in Section 2.3, the number of Shares of LB Pacific GP set forth in Schedule A hereto opposite each Buyer's name and for the cash consideration set forth opposite each Buyer's name in Schedule A, free and clear of all Liens, claims, charges, restrictions or encumbrances of any kind.

        Section 2.3 Closing. The closing of the purchase and sale of the Units and Shares (the "Closing") shall take place at the offices of Pillsbury Winthrop LLP, 1540 Broadway, New York, New York 10036 (or at such other place as the parties may mutually agree) at 10:00 a.m., local time, on the date hereof (the "Closing Date"). The Closing Date may be postponed to a later time and date by mutual agreement of the parties. If the Closing is postponed, all references to the Closing Date in this Agreement shall refer to the postponed date.

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        Section 2.4 Closing Date Deliveries.

          (a)   At the Closing, each Buyer shall deliver, or cause to be delivered, with respect to itself only, to Seller the following:

            (i)    a Bill of Sale; and

            (ii)   the cash consideration required to be delivered by such Buyer pursuant to Sections 2.1 and 2.2.

          (b)   At the Closing, Seller shall deliver, or cause to be delivered, to each Buyer the following:

            (i)    a Bill of Sale; and

            (ii)   Certificates of Units and Shares as provided in Section 9.7 of the Restated LB Pacific LP Agreement and Section 9.05 of the Restated LB Pacific GP LLC Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

        The Seller represents and warrants to each Buyer the following matters:

        Section 3.1 Organization of Seller. Seller is duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations requires such qualification or registration.

        Section 3.2 Authorization. Seller has full corporate power to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and Seller's consummation of the Transactions to which it is a party, have been duly authorized by all requisite action of or on the part of Seller, and no other proceedings or actions on the part of Seller are necessary to authorize this Agreement or any other Transaction Document to which Seller is a party.

        Section 3.3 Due Execution and Validity. This Agreement has been duly and validly executed by Seller and delivered to each Buyer, and constitutes the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors' rights generally. Upon execution and delivery at the Closing by Seller, each other Transaction Document to which Seller is, or is specified to be, a party, will be duly and validly executed and delivered by Seller, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) Seller's legal, valid and binding obligation, enforceable against Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors' rights generally.

        Section 3.4 Organization of LB Pacific. LB Pacific is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware.

        Section 3.5 Organization of LB Pacific GP. LB Pacific GP is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

        Section 3.6 Title to the Units and Shares. Seller has good and valid title to, is the holder of record of and owns beneficially the Units being sold hereunder as set forth on Schedule A, free and clear of any and all Liens and, upon delivery to each Buyer of those Units purchased by such Buyer on the Closing Date in accordance with this Agreement, good and valid title to such Units, free and clear of all Liens, will pass to such Buyer. Seller has good and valid title to, is the holder of record of and owns beneficially the Shares being sold hereunder set forth on Schedule A, free and clear of any and all

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Liens and, upon delivery to each Buyer of those Shares purchased by such Buyer on the Closing Date in accordance with this Agreement, good and valid title to such Shares, free and clear of all Liens, will pass to such Buyer.

        Section 3.7 No Other Agreement To Sell. Seller does not have any obligation, absolute or contingent, to any other Person to sell, encumber or otherwise transfer the Units or Shares being sold hereunder, or to enter into any agreement with respect thereto.

        Section 3.8 No Other Business; Acquisition; Capitalization. Each of LB Pacific and LB Pacific GP was formed for the purposes of the Transactions and the Acquisition and has not engaged in any business unrelated to the Transactions and the Acquisition. LB Pacific completed the Acquisition on March 3, 2005 and has not subsequently disposed of any of the assets acquired, directly or indirectly, in the Acquisition (including, without limitation, any of the Subordinated Units). Immediately following the Closing, the capitalization of each of LB Pacific and LB Pacific GP shall be as set forth on Schedule 3.8, which identifies each partner or member, as the case may be, and the total number of Units or Shares, as the case may be, held by each of them.

        Section 3.9 No Conflicts. The execution and delivery of this Agreement and each Transaction Document to which Seller is a party by Seller and the consummation of the transactions contemplated hereby and thereby by Seller do not and shall not violate any organizational document of Seller, LB Pacific or LB Pacific GP.

        Section 3.10 No Distributions. Neither LB Pacific nor LB Pacific GP has made any distributions with respect to its outstanding equity securities since formation.

        Section 3.11 Compliance with Organizational Documents. Seller (and any predecessors in interest) has complied in all material respects with the terms and condition of the LB Pacific Agreement and the LB Pacific GP Agreement, including, without limitation, with respect to its obligation to make capital contributions to LB Pacific and LB Pacific GP respectively.

        Section 3.12 Indebtedness. Neither LB Pacific nor LB Pacific GP has any indebtedness for borrowed money other than pursuant to the Credit Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF EACH BUYER

        Each Buyer represents and warrants to Seller, severally and not jointly, the following matters with respect to itself only:

        Section 4.1 Organization of Buyer. Such Buyer is duly formed or organized, validly existing and in good standing under the laws of its jurisdiction of formation or organization and is qualified or registered to do business in each jurisdiction in which the nature of its business or operation would require such qualification or registration.

        Section 4.2 Authorization. Such Buyer has full partnership or limited liability company power, as the case may be, to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance by such Buyer of this Agreement and the other Transaction Documents to which it is a party, and such Buyer's consummation of the Transactions to which it is a party, have been duly authorized by all requisite partnership or limited liability company action, as the case may be, of or on the part of such Buyer.

        Section 4.3 Due Execution and Validity. This Agreement has been duly and validly executed by such Buyer and delivered to Seller and constitutes the legal, valid and binding obligation of such Buyer, enforceable against such Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting

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creditors' rights generally. Upon execution and delivery at the Closing by such Buyer, each other Transaction Document to which such Buyer is, or is specified to be, a party, will be duly and validly executed and delivered by such Buyer, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) such Buyer's legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors' rights generally.

        Section 4.4 No Conflicts. The execution and delivery of this Agreement and each Transaction Document to which such Buyer is a party by such Buyer do not and shall not violate any organizational document of such Buyer.

        Section 4.5 Purchase Entirely for Own Account. This Agreement is made with such Buyer in reliance upon such Buyer's representation to Seller, which by such Buyer's execution of this Agreement such Buyer hereby confirms, that the Units and Shares will be acquired for investment for such Buyer's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Buyer has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, such Buyer further represents that such Buyer does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Units or Shares.

        Section 4.6 Disclosure of Information. Such Buyer believes it has received all the information it has requested and such information it considers necessary or appropriate for deciding whether to purchase the Units or Shares.

        Section 4.7 Accredited Investor. Such Buyer is an "accredited investor" within the meaning of Securities and Exchange Commission ("SEC") Rule 501 of Regulation D, as presently in effect.

ARTICLE V
COVENANTS

        Section 5.1 Incentive Compensation Plan. Each Buyer and Seller hereby covenants and agrees to use its respective commercially reasonable efforts to cause LB Pacific to implement the Incentive Compensation Plan.

        Section 5.2 Restricted Securities. Each Buyer understands that the Units and Shares which it is purchasing are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired in a transaction not involving a public offering and that under such laws and applicable regulations such Units and Shares may be resold without registration under the Securities Act of 1933, as amended (the "Securities Act") only in certain limited circumstances. In the absence of an effective registration statement covering the Units and Shares or an available exemption from registration under the Securities Act, the Units and Shares must be held indefinitely. In this connection, each Buyer represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act, including, without limitation, the Rule 144 condition that current information about LB Pacific and LB Pacific GP be available to the public. Such information is not now available and there are no present plans by LB Pacific and LB Pacific GP to make such information available.

        Section 5.3 Legends. It is understood that the certificates evidencing the Units and Shares may bear one or all of the following legends:

          (a)   any legend required by the Restated LB Pacific LP Agreement or Restated LB Pacific GP LLC Agreement, as the case may be; and

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          (b)   any legend required by the federal securities laws or the securities laws of applicable states within the United States.

ARTICLE VI
CERTAIN POST-CLOSING MATTERS

        Section 6.1 Further Assurances. From time to time at or after the Closing Date, at the request of another party hereto, each party hereto will execute and deliver such other instruments of conveyance, assignment, transfer and delivery and take such actions as another party reasonably may request in order to consummate, complete and carry out the Transactions, including the execution and delivery of such instruments and agreements as may be reasonably necessary or advisable to fully effect the Transactions.

        Section 6.2 Strategic Group Investment. At any time on or before March 3, 2007 (the "Offer Period"), Seller may, in its sole discretion, sell up to 19,480,500 Units and 19,500 Shares (collectively the "Offered Interests") to one or more Persons (or entities controlled by such Persons) who are not Affiliates of Seller and are currently known to Seller and FRC (the "Strategic Group"; the purchase of all or any portion of the Offered Interests by the Strategic Group is herein referred to as the "Strategic Group Investment"). Upon the earlier to occur of (a) the expiration of the Offer Period or (b) the final determination by Seller not to consummate the Strategic Group Investment, Seller shall, no later than 30 days thereafter, offer in writing (the "Offered Interests Notice") to sell the Offered Interests (or such lesser portion as may still be available following the consummation of the Strategic Group Investment) to FRC on such terms and conditions as Seller and FRC shall agree, provided that if the Strategic Group has purchased only a portion of the Offered Interests, Seller shall offer the remaining portion of the Offered Interests to FRC on the same terms and conditions as were consummated in the Strategic Group Investment. FRC shall have 30 days following the date Seller provided the Offered Interests Notice to notify Seller if it will purchase some or all of the Offered Interests. If FRC agrees to purchase all or any portion of the Offered Interests, FRC and Seller shall arrange a mutually convenient time (not later than 60 days after the date Seller provided the Offered Interests Notice) to consummate such purchase and sale and, at that time, FRC shall pay to Seller cash consideration for the Offered Interests subject to such purchase and sale by delivering a certified bank check or checks or by wiring same day funds upon the instructions of Seller in the amount of the purchase price for such Offered Interests. The transfer of all or any portion of the Offered Interests to the Strategic Group or FRC, as the case may be, shall be exempt from any transfer restrictions contemplated by the Transaction Documents.

ARTICLE VII
CONDITIONS TO EACH BUYER'S OBLIGATION

        Each Buyer's obligation to consummate this Agreement and the transactions contemplated hereunder is subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

        Section 7.1 Representations and Warranties. The representations and warranties of Seller set forth in Article III shall be true and correct in all material respects as of the Closing Date, and Seller shall deliver to such Buyer a certificate attesting to the same.

        Section 7.2 Performance. Seller shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and Seller shall have delivered to such Buyer a certificate attesting to the same.

        Section 7.3 Closing Documents. On the Closing Date, Seller shall have delivered to such Buyer the duly executed closing documents as specified in Section 2.4(b) hereof.

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        Section 7.4 No Illegality. As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority having the effect of making illegal or otherwise prohibiting the Transactions, and no Claim instituted by a Governmental Authority seeking to enjoin, restrain, or prohibit the consummation of this Agreement shall be pending before any court or any other Governmental Authority.

        Section 7.5 Execution of Restated LB Pacific LP Agreement. Seller shall have entered into the Restated LB Pacific LP Agreement.

        Section 7.6 Execution of Restated LB Pacific GP LLC Agreement. Seller shall have entered into the Restated LB Pacific GP LLC Agreement.

ARTICLE VIII
CONDITIONS TO SELLER'S OBLIGATION

        Seller's obligation to consummate this Agreement and the transactions contemplated hereunder is subject to the satisfaction of each of the conditions below on or prior to the Closing Date. Notwithstanding anything to the contrary herein, the failure of any condition below, to the extent that such failure relates solely to Sidecar, shall not excuse the performance of Seller's obligations hereunder with respect to FRC.

        Section 8.1 Representations and Warranties. The representations and warranties of each Buyer set forth in Article IV shall be true and correct in all material respects as of the Closing Date, and each Buyer shall have delivered to Seller a certificate attesting to the same.

        Section 8.2 Performance. Each Buyer shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and each Buyer shall have delivered to Seller a certificate attesting to the same.

        Section 8.3 Closing Documents. On the Closing Date, each Buyer shall have delivered to Seller duly executed closing documents, as specified in Section 2.4(a) hereof.

        Section 8.4 No Illegality. As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority having the effect of making illegal or otherwise prohibiting the Transactions, and no Claim instituted by a Governmental Authority seeking to enjoin, restrain, or prohibit the consummation of this Agreement shall be pending before any court or any other Governmental Authority.

        Section 8.5 Execution of Restated LB Pacific LP Agreement. Each Buyer shall have entered into the Restated LB Pacific LP Agreement.

        Section 8.6 Execution of Restated LB Pacific GP LLC Agreement. Each Buyer shall have entered into the Restated LB Pacific GP LLC Agreement.

ARTICLE IX
SURVIVAL; INDEMNIFICATION

        Section 9.1 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall be deemed continuing representations and warranties and shall survive the Closing Date.

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        Section 9.2 Indemnification by Seller. Seller shall indemnify and hold harmless each Buyer, their respective Affiliates and their respective directors, managers, officers, members, partners, employees, agents, representatives, successors and assigns (each, a "Buyer Indemnitee" and collectively, the "Buyer Indemnitees") against and with respect to any and all Losses incurred or suffered by any Buyer Indemnitee that result from, relate to or arise out of, any and all actions, suits, claims, proceedings, investigations, demands, assessments, audits, fines, judgments, costs and other expenses (including reasonable fees and expenses of attorneys, accountants and other professional advisors) incident to any of the following matters or to the enforcement of any rights under this Section 9.2:

          (a)   any untrue representation or breach of warranty by Seller contained in Article III or in any agreement, document or certificate delivered to any Buyer by Seller in respect hereof or under any other Transaction Document; or

          (b)   any breach or nonfulfillment of any covenants of Seller contained herein, in any other Transaction Document or in any agreement, document or certificate delivered to any Buyer by Seller hereunder or thereunder.

        Section 9.3 Indemnification by each Buyer. Each Buyer, severally and not jointly, shall indemnify and hold harmless Seller, its Affiliates, and their respective directors, managers, officers, members, partners, employees, agents, representatives, successors and assigns (each, a "Seller Indemnitee" and collectively, the "Seller Indemnitees"), against and with respect to any and all Losses incurred or suffered by any Seller Indemnitee that result from, relate to or arise out of, any and all actions, suits, claims, proceedings, investigations, demands, assessments, audits, fines, judgments, costs and other expenses (including reasonable fees and expenses of attorneys, accountants and other professional advisors) incident to any of the following matters or to enforcement of any rights under this Section 9.3:

          (a)   any untrue representation or breach of warranty by such Buyer contained in Article IV or in any agreement, document or certificate delivered to Seller by such Buyer in respect thereof or under any other Transaction Document; or

          (b)   any breach or nonfulfillment of any covenants of such Buyer contained herein, in any other Transaction Document or in any agreement, document or certificate delivered to Seller by such Buyer hereunder or thereunder.

        Section 9.4 Procedures for Indemnification. The procedures for indemnification shall be as follows:

          (a)   The party claiming indemnification (the "Indemnified Party") shall promptly give notice to the party from whom the indemnification is claimed (the "Indemnifying Party") of any claim, whether between the parties or brought by a third party against the Indemnified Party, specifying (i) the factual basis for such claim, and (ii) the amount of the claim, if known or reasonably estimable. Failure to give prompt notice shall not affect the indemnification obligations hereunder except to the extent of actual prejudice.

          (b)   Following receipt of notice from the Indemnified Party of a claim, the Indemnifying Party shall have 30 days in which to make such investigation of the claim as the Indemnifying Party shall deem necessary or desirable. For the purposes of such investigation, the Indemnified Party agrees to make available to the Indemnifying Party and/or its authorized representative(s) the information relied upon by the Indemnified Party to substantiate the claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of said 30-day period (or any agreed upon extension thereof) to the validity and amount of such claim, or if the Indemnifying Party does not respond to such notice, the Indemnifying Party shall immediately pay to the Indemnified Party the full amount of the claim. If the Indemnifying Party affirmatively rejects such claim within such 30-day period, the Indemnified Party will be free to seek judicial or other enforcement of its rights to indemnification under this Agreement.

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          (c)   With respect to any claim by a third party as to which the Indemnified Party is entitled to indemnification hereunder, the Indemnifying Party shall have the right at its own expense to participate in or, if it so elects, to assume control of the defense of such claim, and the Indemnified Party shall cooperate fully with the Indemnifying Party, subject to reimbursement for any reasonable cost or expense incurred by the Indemnified Party as the result of a request by the Indemnifying Party to so cooperate. If the Indemnifying Party elects to assume control of the defense of any third-party claim, the Indemnified Party shall have the right to participate in the defense of such claim at its own expense; provided that if the Indemnified Party reasonably determines in good faith that there exist actual or potential conflicts of interest that make representation by the same counsel inappropriate, the Indemnified Party shall be entitled to employ separate counsel (but not more than one per jurisdiction) at the expense and cost of the Indemnifying Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any such claim or demand unless (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim, (ii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates and (iii) any amounts owing from any Indemnified Party pursuant to such compromise or settlement are subject to full indemnification by the Indemnifying Party (which has acknowledged in writing its responsibility therefor and has demonstrated its financial ability to satisfy such obligation).

          (d)   If a claim, whether between the parties or by a third party, requires immediate action, the parties will make all reasonable efforts to reach a decision with respect thereto as expeditiously as possible.

          (e)   If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any third-party claim, the Indemnifying Party shall be bound by the results obtained in good faith by the Indemnified Party with respect to such claim and shall be liable for all costs and expenses of defending such claim incurred by Indemnified Party, including fees and disbursements of counsel.

        Section 9.5 Exclusive Remedies. Following the Closing, the remedies provided for in this Article IX shall be the sole and exclusive remedies of the parties and their respective directors, managers, officers, members, partners, employees, Affiliates, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation or warranty contained in this Agreement, provided, however, that nothing herein is intended to waive any claims for fraud or waive any equitable remedies to which a party may be entitled.

ARTICLE X
MISCELLANEOUS

        Section 10.1 Expenses. Except as otherwise expressly set forth in this Agreement, each party shall bear its own legal and other fees and expenses incurred in connection with its negotiating, executing and performing this Agreement, including, without limitation, any related broker's or finder's fees; provided, however, that if the Closing occurs and all the Transactions are consummated, all Transaction Expenses of FRC shall be paid or reimbursed at the Closing by LB Pacific up to a maximum amount of $250,000 and all Transaction Expenses of Seller shall be paid or reimbursed at Closing by LB Pacific up to a maximum amount of $250,000. As used herein, "Transaction Expenses" shall mean all reasonable out-of-pocket costs, fees and expenses incurred by such party in connection with the transactions contemplated by this Agreement (as evidenced by a reasonably detailed listing of such costs, fees and expenses), including all reasonable costs, fees and expenses of its advisors, investment bankers, lawyers, financing sources and accountants arising out of, relating to or incidental to the discussion, evaluation,

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financing, negotiation and documentation of the transactions contemplated hereby, in each case subject to reasonable documentation and verification by the other parties hereto.

        Section 10.2 Publicity. Except as required by law or regulation, prior to the Closing neither of the parties shall disclose to any person (other than their respective advisors, accountants, consultants and attorneys) or make any public announcement or issue any press release with respect to the Transactions, the terms thereof, the terms contained in this Agreement or any written or oral proposal made by the parties, the fact that discussions are taking place or the identity of the parties (or their control persons) without the prior written consent of the other. Any public announcement or press release associated with the execution of this Agreement or the Closing shall be agreed upon by the parties prior to being issued.

        Section 10.3 Notices. All notices, demands and other communications pertaining to this Agreement ("Notices") shall be in writing addressed as follows:

If to Seller:	LB I Group Inc. c/o Lehman Brothers Inc. 399 Park Avenue, 9th floor New York, New York 10022 Attention: Christopher R. Manning Facsimile No.: 646-758-3708
with a copy to:	Lehman Brothers Inc. 745 7th Avenue New York, NY 10019 Attention: Legal Department Telecopy: 646-758-2176
with a copy to:	Pillsbury Winthrop LLP 1540 Broadway New York, NY 10036 Attention: Donald G. Kilpatrick, Esq. Telecopy: 212-858-1500
If to FRC:	First Reserve Corporation 600 Travis St., Suite 6000 Houston, TX 77002 Attention: Tim Day Telecopy: 713- 437-5146
with a copy to:	Locke Liddell & Sapp LLP 600 Travis St., 2400 Chase Tower Houston, TX 77002 Attention: H. William Swanstrom, Esq. Telecopy: 713-223-3717
If to Sidecar:	Lehman Sidecar I, LLC c/o Lehman Brothers Inc. 399 Park Avenue, 9th floor New York, New York 10022 Attention: Christopher R. Manning Facsimile No.: 646-758-3708

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with a copy to:	Lehman Sidecar I, LLC. 399 Park Avenue New York, NY 10019 Attention: Compliance Department Telecopy: 646-758-2176
With a copy to:	Pillsbury Winthrop LLP 1540 Broadway New York, NY 10036 Attention: Donald G. Kilpatrick, Esq. Telecopy: 212-858-1500

Notices shall be deemed given five (5) business days after being mailed by certified or registered United States mail, postage prepaid, return receipt requested, or on the first business day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery or by telecopy with receipt confirmed. Any party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.

        Section 10.4 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

        Section 10.5 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto; provided, however, that without the consent of any other party, any party shall be permitted to assign its rights and obligations under this Agreement to any other Affiliate of such party, which assignment shall not release the assigning party from its obligations hereunder.

        Section 10.6 Parties in Interest; No Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except for the rights of the Indemnified Parties as provided in Article IX, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

        Section 10.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto, which are incorporated by reference herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof.

        Section 10.8 Amendment. This Agreement shall not be amended except by a written instrument executed by each of the parties hereto.

        Section 10.9 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

        Section 10.10 Severability. In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired. Any illegal or unenforceable

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term shall be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement shall then be fully enforceable.

        Section 10.11 Governing Law; Submission to Jurisdiction; Selection of Forum; Service of Process. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH PARTY TO THIS AGREEMENT AGREES THAT IT WILL BRING ANY ACTION OR PROCEEDING IN RESPECT OF ANY CLAIM ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTAINED IN OR CONTEMPLATED BY THIS AGREEMENT, WHETHER IN TORT OR CONTRACT OR AT LAW OR IN EQUITY, EXCLUSIVELY IN THE FEDERAL OR STATE COURTS LOCATED IN NEW YORK, NEW YORK (THE "CHOSEN COURT"). IN ADDITION, EACH PARTY HEREBY (A) IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CHOSEN COURT, (B) WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO LAYING VENUE IN THE CHOSEN COURT AND AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND (C) WAIVES ANY OBJECTION OR DEFENSE THAT THE CHOSEN COURT IS AN INCONVENIENT FORUM OR DOES NOT HAVE PERSONAL JURISDICTION OVER ANY PARTY TO THIS AGREEMENT. EACH PARTY HERETO FURTHER AGREES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THAT ANY FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION WITHIN OR OUTSIDE THE UNITED STATES BY SUIT ON THE JUDGMENT.

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        IN WITNESS WHEREOF, this Agreement has been signed on behalf of each of the parties hereto as of the date first written above.

BUYERS:
FIRST RESERVE PACIFIC HOLDINGS AIV, L.P.
By:	FIRST RESERVE GP X, Inc., its general partner
By:	FIRST RESERVE GP X, Inc., its general partner
By:	/s/ TIM DAY Tim Day Vice President
LEHMAN SIDECAR I, LLC
By:	Lehman Brothers Merchant Banking Associates III L.L.C.
By:	/s/ FRED E. STEINBERG Fred E. Steinberg Vice President
SELLER:
LB I GROUP INC.
By:	/s/ FRED E. STEINBERG Fred E. Steinberg Vice President

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Exhibit E

AMENDED AND RESTATED
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

        The undersigned hereby agree as follows:

  (i)
  Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

  (ii)
  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 31, 2005

[Signature Pages Follow]

LEHMAN BROTHERS HOLDINGS INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Vice President
LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III LLC
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LEHMAN BROTHERS INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Senior Vice President
LB I GROUP INC.
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LB PACIFIC GP LLC
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory
LB PACIFIC LP
By:	LB Pacific Energy GP, LLC, Its General Partner
By:	/s/ BARRETT S. DIPAOLO Barrett S. DiPaolo Authorized Signatory

QuickLinks

  Item 2. Identity and Background
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to Be Filed as Exhibits
Signature
  SCHEDULE A
LEHMAN BROTHERS HOLDINGS INC. BOARD OF DIRECTORS
LEHMAN BROTHERS HOLDINGS INC. EXECUTIVE OFFICERS
LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III LLC MANAGER Sole member managed by Lehman Brothers Holdings Inc. EXECUTIVE OFFICERS
LEHMAN BROTHERS INC. BOARD OF DIRECTORS
LEHMAN BROTHERS INC. EXECUTIVE OFFICERS
LB I GROUP INC. BOARD OF DIRECTORS
EXECUTIVE OFFICERS
LB PACIFIC LP GENERAL PARTNER
LB PACIFIC GP, LLC BOARD OF DIRECTORS
OFFICERS
  SCHEDULE B
  Exhibit D
PURCHASE AGREEMENT by and among FIRST RESERVE PACIFIC HOLDINGS AIV, L.P., LEHMAN SIDECAR I, LLC and LB I GROUP INC.
PURCHASE AGREEMENT
  Exhibit E
AMENDED AND RESTATED AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D